FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix appoints Ken Galbraith to Board Brings a Wealth of Partnering and Business Development Experience

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

Micrologix appoints Ken Galbraith to Board
Brings a Wealth of Partnering and Business Development Experience

Vancouver, February 5, 2001 - Micrologix Biotech Inc. announced today that it has appointed Kenneth H. Galbraith to the company's Board of Directors. Mr. Galbraith's wide-ranging experience in biotechnology includes business development, finance, information technology, technical operations and product manufacturing.

Mr. Galbraith is currently President of Gigha Consulting Ltd. and serves as an advisor to QLT Inc., a leading biotechnology company. He was part of QLT's management group since joining it in 1988, progressing to the position of Executive Vice President and Chief Financial Officer. During his 12 years at QLT, Mr. Galbraith raised more than $500 million in equity capital and negotiated strategic alliances with major pharmaceutical companies, including Novartis AG, Baxter Healthcare Corp., American Home Products and the Beaufour Ipsen Group.

He serves on the Boards of several private and public biotechnology companies, including Angiotech Pharmaceuticals, StressGen Biotechnologies, Kinetek Pharmaceuticals, and Active Pass Pharmaceuticals. Mr. Galbraith also serves as Chairman of the Canadian Bacterial Diseases Network and is a former founding director and Chairman of the B.C. Biotechnology Alliance.

"I'm impressed with the progress of Micrologix and I think the company has tremendous prospects," said Mr. Galbraith. "I am excited to be involved in tackling one of the major problems of modern medicine-bacterial resistance to antibiotics."

"We are very pleased that Mr. Galbraith is joining our Board, particularly as we prepare for the transition from research and development to the marketing of our novel antibiotic products," said Bud Foran, Chairman and CEO. "We have a strong focus on advancing our products to market and Ken's experience will be highly beneficial to that process," he added.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials; MBI 594AN for treating acne in Phase II; and MBI 853NL for preventing hospital-acquired Staphylococcus aureus infections in Phase I. The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.